Exhibit 99.4

THIS IS NOT A LETTER OF TRANSMITTAL

NOTICE OF GUARANTEED DELIVERY

for Deposits of Common Shares and SRP Rights

of

CANADIAN HYDRO DEVELOPERS, INC.

pursuant to the Offer dated July 22, 2009 made by

1478860 ALBERTA LTD.

a wholly-owned subsidiary of

TRANSALTA CORPORATION

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 6:00 P.M. (CALGARY TIME) ON AUGUST 27, 2009, UNLESS EXTENDED OR WITHDRAWN (THE “EXPIRY TIME”).
SEE “TIME FOR ACCEPTANCE” IN SECTION 2 OF THE OFFER.

The terms and conditions set forth in the offer (as it may be amended, the “Offer”) and take-over bid circular accompanying and forming part of the Offer (as it may be amended, the “Circular”) each dated July 22, 2009 of 1478860 Alberta Ltd. (the “Offeror”), a wholly-owned subsidiary of TransAlta Corporation, are incorporated by reference into this notice of guaranteed delivery (the “Notice of Guaranteed Delivery”). Capitalized terms used but not defined in this Notice of Guaranteed Delivery which are defined in the Offer and accompanying Circular have the meanings ascribed to them in the Offer and the Circular.

This Notice of Guaranteed Delivery, or a manually executed facsimile hereof, must be used to accept the Offer made by the Offeror to purchase all of the issued and outstanding common shares in the capital of Canadian Hydro Developers, Inc. (“Canadian Hydro”), together with the associated rights (the “SRP Rights” and, together with the common shares in the capital of Canadian Hydro, the “Common Shares”) issued and outstanding under the shareholder rights plan agreement of Canadian Hydro, if: (i) the certificate(s) representing the Common Shares (“Share Certificates”) and/or, if the Separation Time has occurred prior to the Expiry Time, Rights Certificate(s) representing the associated SRP Rights, are not immediately available, (ii) the Share Certificate(s) and, if applicable, Rights Certificate(s) representing such Common Shares (including the associated SRP Rights), and all other documents required by the Letter of Transmittal cannot be delivered to the Depositary prior to the Expiry Time, (iii) the procedures for book-entry transfer, as set forth in the Offer, cannot be complied with on a timely basis, or (iv) if the Separation Time has occurred prior to the Expiry Time but Rights Certificates have not been distributed to Shareholders prior to the Expiry Time. Such Common Shares (including associated SRP Rights) may be deposited pursuant to the Offer by following the procedures contemplated by this Notice of Guaranteed Delivery, provided that all of the following conditions are met:

(a)                                 such deposit is made by or through an Eligible Institution (as defined below);

(b)                                a properly completed and duly executed copy of this Notice of Guaranteed Delivery (or if sent by DTC, a message transmitted through electronic means by DTC in accordance with the usual procedures of DTC and the Depositary; provided, however, that if the notice is sent by DTC through such electronic means, it must state that DTC has received an express acknowledgement from the participant in DTC on whose behalf the Notice of Guaranteed Delivery is given that such participant has received and agrees to become bound by the Notice of Guaranteed Delivery), or a manually executed facsimile thereof, is received by the Depositary on or prior to the Expiry Time at its office in Toronto, Ontario, Canada;

(c)                                the Share Certificate(s) and, if the Separation Time has occurred prior to the Expiry Time and Rights Certificates have been distributed to Shareholders prior to the Expiry Time, the Rights Certificate(s), representing deposited Common Shares (including the associated SRP Rights), in proper form for transfer, in each case together with a properly completed and duly executed Letter of Transmittal, or a manually executed facsimile thereof or, in the case of Common Shares deposited by book-entry transfer, a Book-Entry Confirmation and, in the case of DTC accounts, a Letter of Transmittal (or a manually executed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of a Letter of Transmittal, and all other documents required by the Letter of Transmittal are received by the Depositary at its office in Toronto, Ontario, Canada on or prior to 6:00 p.m. (Calgary time) on the third trading day on the TSX after the Expiry Time; and

(d)                                if the Separation Time has occurred prior to the Expiry Time but Rights Certificates have not been distributed to Shareholders prior to the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights, together with a Letter of Transmittal, or a manually executed facsimile thereof, properly completed and duly executed with signatures guaranteed if so required in accordance with the Letter of Transmittal or, in the case of Common Shares deposited by book-entry transfer, a Book-Entry Confirmation and, in the case of DTC accounts, a Letter of Transmittal (or a manually executed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of a Letter of Transmittal, and all other documents required by the Letter of Transmittal are received by the Depositary at its office in Toronto, Ontario, Canada on or prior to 6:00 p.m. (Calgary time) on the third trading day on the TSX after the date, if any, that Rights Certificates are distributed to Shareholders.

An “Eligible Institution” means a Canadian Schedule I chartered bank, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada (IIROC), members of the Financial Industry Regulatory Authority, Inc. (FINRA) or banks and trust companies in the United States.

The undersigned understands and acknowledges that payment for Common Shares deposited and taken up by the Offeror will be made only after timely receipt by the Depositary of: (i) the Share Certificate(s) (or a Book-Entry Confirmation) and, if applicable, Rights Certificate(s), representing the deposited Common Shares (including associated SRP Rights) in proper form for transfer, in each case together with a Letter of Transmittal, or a manually executed facsimile thereof, properly completed and duly executed with signatures guaranteed if so required in accordance with the Letter of Transmittal or, in the case of Common Shares deposited by book-entry, a Book-Entry Confirmation and, in the case of DTC accounts, a Letter of Transmittal (or a manually executed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of a Letter of Transmittal, and all other required documents required by the Letter of Transmittal are received by the Depositary on or before 6:00 p.m. (Calgary time) on the third trading day on the TSX after the Expiry Time; and (ii) in the case of SRP Rights where the Separation Time has occurred before the Expiry Time but Rights Certificates have not been distributed to Shareholders before the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights, together with a Letter of Transmittal, or a manually executed facsimile copy thereof, properly completed and duly executed with signatures guaranteed if so required in accordance with the Letter of Transmittal or, in the case of Common Shares deposited by book-entry transfer, a Book-Entry Confirmation and, in the case of DTC accounts, a Letter of Transmittal (or a manually executed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of a Letter of Transmittal, and all other documents required by the Letter of Transmittal are received by the Depositary at its office in Toronto, Ontario, Canada on or prior to 6:00 p.m. (Calgary time) on the third trading day on the TSX, after the date, if any, that Rights Certificates are distributed to Shareholders.

The undersigned also understands and acknowledges that under no circumstances will interest accrue or be paid by the Offeror or the Depositary to Persons depositing Common Shares on the Offer Price payable in respect of a deposited Common Share regardless of any delay in making such payment, and that the Offer Price for a Common

Share deposited pursuant to the guaranteed delivery procedures will be the same as that for the Common Shares delivered to the Depositary prior to the Expiry Time, even if the Common Shares and, if applicable, the associated SRP Rights, to be delivered pursuant to the guaranteed delivery procedures are not so delivered to the Depositary, and therefore payment by the Depositary on account of such deposited Common Shares is not made, until after the take up and payment for the other Common Shares under the Offer.

All authority conferred, or agreed to be conferred, by this Notice of Guaranteed Delivery is, to the maximum extent permitted by applicable laws, irrevocable and may be exercised during any subsequent legal incapacity of the undersigned and shall, to the maximum extent permitted by law, survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned under this Notice of Guaranteed Delivery shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of the undersigned.

THIS NOTICE OF GUARANTEED DELIVERY MUST BE DELIVERED BY HAND OR COURIER OR TRANSMITTED BY FACSIMILE TRANSMISSION OR MAILED TO THE DEPOSITARY AT ITS OFFICE IN TORONTO, ONTARIO, CANADA AND MUST INCLUDE A DULY COMPLETED GUARANTEE BY AN ELIGIBLE INSTITUTION IN THE FORM INCLUDED IN THIS NOTICE OF GUARANTEED DELIVERY AT OR PRIOR TO THE EXPIRY TIME.

DELIVERY OF THIS NOTICE OF GUARANTEED DELIVERY TO AN ADDRESS OR TRANSMISSION OF THIS NOTICE OF GUARANTEED DELIVERY VIA A FACSIMILE NUMBER OTHER THAN AS SET FORTH HEREIN DOES NOT CONSTITUTE A VALID DELIVERY.

TO CONSTITUTE DELIVERY FOR THE PURPOSE OF SATISFYING GUARANTEED DELIVERY, UPON RECEIPT OF THE CERTIFICATE(S) TO WHICH THIS NOTICE OF GUARANTEED DELIVERY APPLIES, THE LETTER OF TRANSMITTAL, ACCOMPANYING CERTIFICATE(S) AND ALL OTHER REQUIRED DOCUMENTS MUST BE DELIVERED TO THE SAME OFFICE OF THE DEPOSITARY IN TORONTO, ONTARIO, CANADA WHERE THIS NOTICE OF GUARANTEED DELIVERY IS DELIVERED.

THIS NOTICE OF GUARANTEED DELIVERY IS NOT TO BE USED TO GUARANTEE SIGNATURES. IF A SIGNATURE ON THE LETTER OF TRANSMITTAL IS REQUIRED TO BE GUARANTEED BY AN ELIGIBLE INSTITUTION, SUCH SIGNATURE MUST APPEAR IN THE APPLICABLE SPACE IN THE LETTER OF TRANSMITTAL.

DO NOT SEND SHARE CERTIFICATE(S) AND/OR, IF APPLICABLE, RIGHTS CERTIFICATE(S), WITH THIS NOTICE OF GUARANTEED DELIVERY. SHARE CERTIFICATE(S) AND/OR, IF APPLICABLE, RIGHTS CERTIFICATE(S), MUST BE SENT WITH YOUR LETTER OF TRANSMITTAL.

TO:                         1478860 ALBERTA LTD.

AND TO:               CIBC MELLON TRUST COMPANY, as Depositary

By Mail	By Hand or by Courier	By Facsimile Transmission
P.O. Box 1036 Adelaide Street Postal Station Toronto, Ontario M5C 2K4 Canada	199 Bay Street Commerce Court West, Securities Level Toronto, Ontario M5C 1G9 Canada	(416) 643-3148

The undersigned hereby deposits with the Offeror, upon the terms and subject to the conditions set forth in the Offer, the Circular and the related Letter of Transmittal, receipt of which is hereby acknowledged, the Common Shares (including the associated SRP Rights) described below, pursuant to the procedures for guaranteed delivery as set forth in Section 3 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery” and Instruction 2 to the Letter of Transmittal. Shareholders who have deposited Common Shares pursuant to the Offer will be deemed to have deposited the SRP Rights associated therewith. No additional payment will be made for the SRP Rights and no amount of the consideration to be paid by the Offeror will be allocated to the SRP Rights. Shareholders are required to deposit one SRP Right for each Common Share in order to effect a valid deposit of such Common Share or, in the case of Common Shares deposited by book-entry transfer, a Book-Entry Confirmation and, in the case of DTC accounts, a Letter of Transmittal (or a manually executed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of a Letter of Transmittal, must be received by the Depositary.

DESCRIPTION OF COMMON SHARES (Please print or type. If space is insufficient, please attach a list to this Notice of Guaranteed Delivery in the form below.)
Certificate Number(s) (if available) (Please print or type)	Name(s) in which Registered(1) (Please print or type and fill in exactly as name(s) appear(s) on certificate(s))	Number of Common Shares Represented by Certificate(1)	Number of Common Shares Deposited

TOTAL COMMON SHARES:

SRP RIGHTS (To be completed if necessary (2))
Certificate Number(s)	Name(s) in which Registered(1) (Please print or type and fill in exactly as name(s) appear(s) on certificate(s))	Number of SRP Rights Represented by Certificate(1)	Number of SRP Rights Deposited

TOTAL SRP RIGHTS:

(1)           Need not be completed if transfer is made by book entry.

(2)           Need not be completed if the Separation Time has not occurred prior to the Expiry Time.  Note that if the Separation Time has not occurred prior to the Expiry Time, a deposit of Common Shares by the undersigned will also constitute a deposit of the associated SRP Rights.

The following procedures must be followed in order to effect the valid deposit of SRP Rights: (i) if the Separation Time does not occur prior to the Expiry Time, a deposit of Common Shares by the undersigned will also constitute a deposit of the associated SRP Rights; (ii) if the Separation Time occurs prior to the Expiry Time and Rights Certificates are distributed to Shareholders prior to the Expiry Time, Rights Certificate(s) representing the SRP Rights equal in number to the number of Common Shares deposited must be delivered to the Depositary; or (iii) if the Separation Time occurs prior to the Expiry Time and Rights Certificates are not distributed to Shareholders prior to the Expiry Time, the undersigned may deposit its SRP Rights before receiving Rights Certificate(s) by using the guaranteed delivery procedures described herein. Note that in any case, a deposit of Common Shares constitutes an agreement by the undersigned to deliver Rights Certificate(s) representing the associated SRP Rights deposited pursuant to the Offer to the Depositary, on or before 6:00 p.m. (Calgary time) on the third trading day on the TSX after the date, if any, that Rights Certificates are distributed to Shareholders. The Offeror reserves the right to require, if the Separation Time occurs prior to the Expiry Time, that the Depositary receives Rights Certificate(s) from the undersigned representing such SRP Rights prior to the Offeror taking up the Common Shares for payment pursuant to the Offer.

PLEASE SIGN AND COMPLETE

SHAREHOLDER SIGNATURE(S)

Signature(s) of Shareholder(s)	Address(es)

Name (please print or type)

Date	Postal Code/Zip Code

Daytime Telephone Number

GUARANTEE OF DELIVERY
(Not to be used for signature guarantees)

The undersigned, an Eligible Institution, hereby guarantees delivery to the Offeror, via the Depositary, of the certificate(s) representing the Common Shares (including, if applicable, the Rights Certificate(s) representing the associated SRP Rights) deposited hereby, in proper form for transfer, together with a Letter of Transmittal, or manually executed facsimile thereof, properly completed and duly executed with signatures guaranteed if so required in accordance with the Letter of Transmittal, or, in the case of Common Shares deposited by book-entry transfer, a Book-Entry Confirmation and, in the case of DTC accounts, a Letter of Transmittal (or a manually executed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of a Letter of Transmittal, and all other documents required by the Letter of Transmittal, all on or before 6:00 p.m. (Calgary time) on the third trading day on the TSX after the Expiry Time or, in the case of SRP Rights, where the Separation Time has occurred prior to the Expiry Time but Rights Certificates have not been distributed to Shareholders prior to the Expiry Time, by 6:00 p.m. (Calgary time) on the third trading day on the TSX after Rights Certificates are distributed to Shareholders.

Name of Firm	Authorized Signature

Name

Address of the Firm	Title

Telephone Number	Date

The Depositary for the Offer is:

CIBC Mellon Trust Company

By Mail	By Registered Mail, by Hand or by Courier

P.O. Box 1036	199 Bay Street
Adelaide Street Postal Station	Commerce Court West, Securities Level
Toronto, Ontario	Toronto, Ontario
M5C 2K4	M5L 1G9
Attention: Corporate Restructures	Attention: Corporate Restructures

Toll Free (North America): 1-800-387-0825

Overseas: (416) 643-5500

Facsimile: (416) 643-3148

Email: inquiries@cibcmellon.com

The Information Agent for the Offer is:

Georgeson Shareholder Communications Canada Inc.

100 University Avenue, 11th Floor

Toronto, Ontario, Canada

M5J 2Y1

North American Toll Free Number: 1-866-783-6752

Bank, Brokers and collect calls: 1-212-806-6859

The Dealer Managers for the Offer are:

RBC Dominion Securities Inc.	Goldman Sachs Canada Inc.
200 Bay Street, 4th Floor	1310, 311 – 6th Avenue S.W.
Royal Bank Plaza, South Tower	Calgary, Alberta T2P 3H2
Toronto, Ontario M5J 2W7	Telephone: (403) 269-1333
Telephone: (416) 842-5596

Any questions and requests for assistance may be directed by Shareholders to the Information Agent, the Depositary or the Dealer Managers at their respective telephone numbers and locations set forth above.